Exhibit 99.1

CONCORD MEDICAL ANNOUNCES PLAN TO IMPLEMENT ADS RATIO CHANGE

BEIJING, July 11, 2024 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention in China, today announced that it plans to change the ratio of its American depositary shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one (1) ADS representing three (3) Class A ordinary shares to a new ADS Ratio of one (1) ADS representing thirty (30) Class A ordinary shares. The Company anticipates that the change in the ADS Ratio will be effective on July 30, 2024 (U.S. Eastern Time). The ADSs of Concord Medical will continue to be traded on the New York Stock Exchange under the symbol “CCM.”

For the ADS holders of Concord Medical, the change in the ADS Ratio will have the same effect as a one-for-ten reverse ADS split. Each ADS holder at the open of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every ten (10) existing ADSs then held for one (1) new ADS. JPMorgan Chase Bank, N.A., as the depositary bank for the ADS program of Concord Medical, will arrange for the exchange of the current ADSs for the new ones.

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank, and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on the underlying Class A ordinary shares of Concord Medical, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price of Concord Medical is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than ten times the ADS trading price before the change.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

About Concord Healthcare

Concord Healthcare is an oncology healthcare provider in China. Concord Healthcare serves both cancer patients through self-owned medical institutions and third-party medical institutions through medical equipment, software and related services. In its self-owned medical institutions, Concord Healthcare provides a full spectrum of oncology healthcare services to cancer patients across the entire care continuum, leveraging its multidisciplinary team specialists and diagnosis and treatment capabilities featuring precision radiation therapy. Through its medical equipment, software and related services, Concord Healthcare serves a widespread network of enterprise customers, primarily hospitals, with integrated oncology-related services, including primarily sales and installing of medical equipment and software, management and technical support, and operating lease.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn